Exhibit 3.1B

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
QUEST DIAGNOSTICS INCORPORATED

Quest Diagnostics Incorporated, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

1.    The Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended by amending the first paragraph of Paragraph 7 to read in its entirety as follows:

“7.     Special Stockholder Meetings. Except as otherwise required by law, special meetings of the stockholders shall be called only by (a) the Board of Directors or (b) the Secretary, but only if a stockholder or group of stockholders owning at least twenty percent (20%) in the aggregate of the Common Stock issued, outstanding and entitled to vote, and who have held that amount in a net long position continuously for at least one year, so request in writing in accordance with, and subject to, all applicable provisions of the Bylaws (such request, a "Stockholder Meeting Request"). Any disposition by a requesting party after the date of the Stockholder Meeting Request of any shares of Common Stock shall be deemed a revocation of the Stockholder Meeting Request with respect to such shares.”
2.    The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Quest Diagnostics Incorporated has caused this Certificate of Amendment to be executed by its duly authorized officer on this 15th day of May, 2018.

QUEST DIAGNOSTICS INCORPORATED

By: /s/ William J. O'Shaughnessy, Jr.
William J. O’Shaughnessy, Jr.
Secretary

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